Filed by GTECH S.p.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities and Exchange Act

Subject Company: GTECH S.p.A.; International Game Technology

Filer’s SEC File No.: 333-146050

Date:  October 6, 2014

NEWS RELEASE

GTECH CALLS EXTRAORDINARY SHAREHOLDERS’ MEETING TO APPROVE CROSS-BORDER MERGER OF GTECH AND GEORGIA WORLDWIDE PLC IN CONNECTION WITH INTERNATIONAL GAME TECHNOLOGY TRANSACTION

ROME, ITALY and PROVIDENCE, RHODE ISLAND (US) — October 4 2014, GTECH S.p.A. announced today that in furtherance of GTECH’s pending acquisition of International Game Technology (“IGT”), an extraordinary GTECH shareholders’ meeting has been called for November 4, 2014, to approve the common cross-border merger (the “Merger”) of GTECH and Georgia Worldwide PLC (“NewCo”), through the publication of the related notice of call on the Company’s website www.gtech.com, section Governance - Documents and reports - Shareholders’ Meeting, November 4, 2014, and, in extract form, on Il Sole24Ore, as well as on the “1info” central storage device (www.1info.it).

The documentation regarding the Merger, including the Common Cross-border Merger Terms, registered with the Rome Register of  Enterprises on October 2, 2014, the Illustrative Reports of the board of directors of the merging companies, and the report of the independent expert, are also available to the public at the Company’s registered office and on the Company’s website in the above indicated section, as well as on the “1info” central storage device (www.1info.it).

The informative memorandum on the Merger (drafted on a voluntary basis pursuant to Art.70, sixth paragraph, of the Issuers Regulation adopted by Consob with resolution no. 11971 of May 14, 1999, as subsequently amended) will also be published in places and under the terms established by law. A preliminary Registration Statement on Form F-4 (the “F-4”) regarding the IGT transaction (inclusive of the Merger), was filed with the Securities and Exchange Commission on October 1, 2014 and is available on the Company’s website www.gtech.com, section Governance - Documents and reports — IGT Acquisition.

Upon the approval of the Merger, GTECH shareholders who did not vote in favour of the Merger will be entitled to exercise the right of withdrawal (diritto di recesso) within 15 days from the registration of the relevant resolution with the Companies’ Register of Rome. A notice concerning such registration will be published on “Il Sole 24Ore” and on the GTECH website.

The liquidation value per each GTECH share to be paid to shareholders validly exercising the right of withdrawal, determined in accordance with Article 2437-ter of the Italian Civil Code, is equal to Euro 19.174, corresponding to the arithmetic average of the closing prices during the 6 months preceding the date of publication of the notice of call of the extraordinary shareholders’ meeting.

The right of withdrawal is subject to the condition precedent of the High Court of England and Wales making its order approving the completion of the Merger and fixing the Merger effective date, and such order not having been cancelled or withdrawn. The Merger is  subject, inter alia, to the condition precedent that GTECH has not terminated the agreement signed on July 15, 2014, as amended on September 23, 2014, which regulates the wider acquisition of International Game Technology (of which the Merger is part), following the exercise of the right of withdrawal by GTECH shareholders representing more than 20% of the ordinary shares issued by GTECH at the date of signing of the same agreement.

Main related news releases: July 16; September 23; October 1, 2014

Cautionary Statement Regarding Forward Looking Statements

This news release contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. On October 1, 2014, NewCo filed with the SEC a preliminary registration statement on Form F-4, which includes the preliminary proxy statement of IGT that also constitutes a preliminary prospectus of NewCo (the “proxy statement/prospectus”). The preliminary F-4 is available free of charge at www.sec.gov.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

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GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets, delivering best-in-class products and services, with a commitment to the highest levels of integrity, responsibility, and shareholder value creation. The Company is listed on the FTSE MIB at the Italian Stock Exchange under the trading symbol “GTK” and is majority owned by De Agostini S.p.A. In 2013, GTECH had approximately €3.1 billion in revenues and 8,600 employees with operations in approximately 100 countries on six continents. For more information, please visit www.gtech.com.

For further information:

Robert K. Vincent	Simone Cantagallo
GTECH S.p.A.	GTECH S.p.A.
Corporate Communications	Media Communications
T. (+1) 401 392 7452	T. (+39) 06 51899030

This news release and those archived are available at www.gtech.com